UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November, 2011

Commission File Number 001-34958

CHINA XINIYA FASHION LIMITED

4th Floor No. 33 Wang Hai Road

Ruan Jian Yuan Phase 2

Xiamen, Fujian Province 361000

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐             No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A )

EXHIBIT INDEX

Number	Description of Document

20.1	Registrant’s Notice of Annual General Meeting

20.2	Depositary’s Notice of Annual General Meeting of the Registrant

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Xiniya Fashion Limited

By:	/s/ Chee Jiong Ng
Name:	Chee Jiong Ng
Title:	Chief Financial Officer

Date: November 18, 2011